

November 12, 2010

*By U.S. Mail and facsimile to 702-920-8049*

Mr. Mitch Powers
President
Coyote Hills Golf, Inc.
711 N. 81st Place
Mesa, Arizona 85207

> **Re:** **Coyote Hills Golf, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Forms 10-Q for the quarterly periods ended March 31, 2009, June 30 2009, and September 30, 2009**
> **Filed May 11, 2009 August 7, 2009, and November 16, 2009**
> **Forms 10-Q for the quarterly periods ended March 31, 2010, and June 30, 2010**
> **Filed May 13, 2010, and August 9, 2010**
> **File No. 333-145088**

Dear Mr. Powers:

We issued a comment to you on the above captioned filings on September 9, 2010. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by November 26, 2010, to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by November 26, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve this material outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Babula at 202-551-3339 or the undersigned at (202) 551-3377 if you have any questions.

Sincerely,


Andrew Mew
Accounting Branch Chief